

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 19, 2008

William M. Smartt
Senior Vice President and Chief Financial Officer
Building Materials Holding Corporation
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

     Re: Building Materials Holding Corporation
             Form 10-K for Fiscal Year Ended December 31, 2007
             File No. 1-33192

Dear Mr. Smartt:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Risk Factors, page 12
Our business is dependent on demand for and supply of single-family homes…, page 12

1.   In future filings, please be more specific about how the housing market downturn has affected your business and may continue to pose risks to your business, including your 2007 decrease in sales and net loss.

<u>Compliance with credit facility covenants…, page 12</u>

2.   In future filings, please be more specific about how your financial results caused you to not be in compliance with some of your covenants and the risks to your business from non-compliance.

<u>Item 9A. Controls and Procedures, page 93</u>

3.   In future filings, please specifically identify the deficiencies in your internal controls and describe the corrective measures you are taking to address them.

<u>FORM 14A FILED APRIL 8, 2008</u>

<u>Compensation Discussion and Analysis, page 28</u>
<u>Annual Incentive, page 31</u>
<u>2007 Annual Incentive Plans, page 32</u>

4.   This disclosure is confusing in explaining how the formula works with respect to the performance factors and the weighting and how you use both to come up with a figure for bonus. In future filings, please simplify and provide an example to explain how you come up with the bonus amounts. Please also quantify the target performance amounts. Please also comply with this comment for respect to your LTIPs beginning on page 35.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding our comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief